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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	September 30, 2001	September 30, 2000
	___________________	___________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,577,079	2,679,573

Total Diluted Shares	2,623,909	2,690,968

Net Income	$ 942,361	$ 883,273

Basic Earnings Per Share	$ 0.37	$ 0.33

Diluted Earnings Per Share	$ 0.36	$ 0.33